March 27, 2003

MDS Inc.
100 International Blvd.
Toronto, ON
M9W 6J6

Dear Sirs:

RE: MDS INC.

The following material(s) were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on March 27, 2003.

X	Interim Report for the Three Months Ended January 31, 2003

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

(Signed)

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks